UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For 2 March, 2007

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                                         KPN filing Annual Report 2006, dated 2 March 2007.

Press release

KPN filing Annual Report 2006	Date
2 March 2007

Number
017pe

Royal KPN NV announces that it has filed its Annual Report and Form 20-F over 2006 with the SEC on March 1, 2007.

The company’s complete audited financial statements can be found on KPN’s website: www.kpn.com.

Hard copies are available upon request as of March 20, 2007 from KPN Investor Relations: ir@kpn.com or +31 70 4460986.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: March 5, 2007	By:	/s/ MICHEL HOEKSTRA
Michel Hoekstra
Legal Counsel